UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members (which shall be defined to include only the persons referred to as Separately Filing Group Members in Schedule B attached to this Amendment No. 16 to this Schedule 13D), Raul Marcelo Claure and Claure Mobile (Raul Marcelo Claure and Claure Mobile, together, the “Claure Parties”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6, and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile, and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 16 (this “Amendment No. 16”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members and the Claure Parties, which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 16 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Intercreditor Agreements and Deutsche Telekom’s Right of First Refusal

On September 8, 2021, Project 6 entered into a Margin Loan Agreement (as amended from time to time, the “Term Margin Loan Agreement”) with the lenders party thereto (collectively, the “Margin Lenders”), JPMorgan Chase Bank, N.A., London Branch, as Facility Agent (the “Term Facility Agent”) and Goldman Sachs International Bank and JPMorgan Chase Bank, N.A., London Branch, as Joint Calculation Agents.  As a condition to borrowing under the Margin Loan Agreement, Project 6 pledged to the Margin Lenders 42,989,954 shares of Common Stock (the “Pledged TMUS Shares”) and any proceeds thereof to secure its obligations thereunder, as well as certain other assets (the “Other Collateral”).

On September 8, 2021, Project 6 entered into a Bridge Margin Loan Agreement (as amended from time to time, the “Bridge Margin Loan Agreement”) with the lenders party thereto (collectively, the “Bridge Margin Lenders”), JPMorgan Chase Bank, N.A., London Branch, as Facility Agent (the “Bridge Facility Agent”) and Goldman Sachs Bank USA and JPMorgan Chase Bank, N.A., London Branch, as Joint Calculation Agents, pursuant to which Project 6 pledged to the Bridge Margin Lenders approximately 45,366,669 shares of Common Stock (the “Bridge Pledged TMUS Shares”) and any proceeds thereof to secure its obligations thereunder.

On September 8, 2021, Project 6 entered into master confirmations in respect of variable prepaid forward sale contracts (the “Forward Contracts”) with unaffiliated dealers (the “Dealers”) covering up to 17,935,000 shares of Common Stock. Project 6 pledged shares of Common Stock (the “Pledged VPF Shares”) to secure its obligations under the Forward Contracts. As set forth in the 2021 Master Framework Agreement (as disclosed in Amendment No. 15 to the Schedule 13D filed with the Commission on September 7, 2021) the Pledged VPF Shares are subject to the proxy granted to Deutsche Telekom pursuant to the Proxy Agreement and Deutsche Telekom will (i) continue to have the right to direct the vote of the Pledged VPF Shares (in addition to the Pledged TMUS Shares and the Bridge Pledged TMUS Shares) and (ii) such Pledged VPF Shares will continue to be subject to the terms of the remaining floating options under the SB-DT Call Option.

On September 15, 2021, Project 6 satisfied the conditions for closing under each of the Term Margin Loan Agreement and the Bridge Margin Loan Agreement.

On September 15, 2021, Project 6, Deutsche Telekom, the Term Facility Agent, the Bridge Facility Agent, the Margin Lenders, and the Bridge Margin Lenders entered into an Intercreditor Agreement (the “Margin Loan Intercreditor Agreement”) setting forth certain agreements between the parties thereto with respect to the Pledged TMUS Shares and Bridge Pledged TMUS Shares.  Among other things, and in accordance with the Proxy Agreement, the Margin Loan Intercreditor Agreement provides that, subject to certain exceptions and requirements, in the event of a margin call or acceleration under the Term Margin Loan Agreement or the Bridge Margin Loan Agreement, Deutsche Telekom shall have the right to purchase all or any portion of the Pledged TMUS Shares or Bridge Pledged TMUS Shares, as applicable, then constituting collateral under the Term Margin Loan Agreement or the Bridge Margin Loan Agreement (the “DT ROFR”), at a price per Pledged TMUS Share or Bridge Pledged TMUS Share equal to the closing sale price per Pledged TMUS Share or Bridge Pledged TMUS Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported in composite transactions for The NASDAQ Global Select Market (“NASDAQ”) on the day on which NASDAQ is open for trading for its regular session immediately preceding the date of delivery of Deutsche Telekom’s commitment to exercise the DT ROFR.

              On September 15, 2021, Project 6, Deutsche Telekom, and the Dealers entered into an Intercreditor Agreement (the “VPF Intercreditor Agreement”) setting forth certain agreements between the parties thereto with respect to the Pledged VPF Shares.  Among other things, and in accordance with the Proxy Agreement, the VPF Intercreditor Agreement sets forth the conditions under which Deutsche Telekom may exercise its rights to purchase shares of Common Stock under the Replacement SB-Newco Call Option and the SB-DT Call Option and grants Deutsche Telekom a right of first refusal with respect to the Pledged VPF Shares if certain events of default or termination events were to occur under the Forward Contracts.  The terms of the VPF Intercreditor Agreement relating to Deutsche Telekom’s purchase rights are substantially similar to the DT ROFR in the Margin Loan Intercreditor Agreement.

Contingent Floating Rate Options

On September 15, 2021, Project 6, as grantor, and Deutsche Telekom as optionholder, entered into two contingent floating rate option agreements relating to the Term Margin Loan Agreement and Bridge Margin Loan Agreement, respectively (collectively, the “Margin Loan Contingent Floating Rate Options”).  The Margin Loan Contingent Floating Rate Options provide Deutsche Telekom with rights to acquire any remaining Pledged TMUS Shares, Bridge Pledged TMUS Shares and Other Collateral that Project 6 has pledged to the Margin Lenders and Bridge Margin Lenders under the Term Margin Loan Agreement and Bridge Margin Loan Agreement following the exercise of the DT ROFR.  The total aggregate value of Pledged TMUS Shares, Bridge Pledged TMUS Shares, Other Collateral and Bridge Other Collateral that Deutsche Telekom is entitled to purchase under the Margin Loan Contingent Floating Rate Options will in each case be proportional to the portion of obligations under the Term Margin Loan Agreement or Bridge Margin Loan Agreement, as the case may be, that can be repaid with the proceeds received from Deutsche Telekom’s purchase of any Pledged TMUS Shares or Bridge Pledged TMUS Shares pursuant to the DT ROFR (the “ROFR Shares”).   The number of Pledged TMUS Shares, Bridge Pledged TMUS Shares and amount of Other Collateral and Bridge Other Collateral that are subject to the Margin Loan Contingent Floating Rate Options will be reduced by any Pledged TMUS Shares, Bridge Pledged TMUS Shares, Other Collateral or Bridge Other Collateral that are transferred or otherwise disposed of as a result of a foreclosure by the Margin Lenders or Bridge Margin Lenders, as applicable, under the Term Margin Loan Agreement or Bridge Margin Loan Agreement.  Under the terms of the Contingent Floating Rate Option Agreements, Deutsche Telekom may elect to receive additional Pledged TMUS Shares or Bridge Pledged TMUS Shares (if any remain) in lieu of any Other Collateral or Bridge Other Collateral with an equivalent value.

The Margin Loan Contingent Floating Rate Options may be exercised by Deutsche Telekom at any time following the purchase of any ROFR Shares up to the date that is two business days after the later of (i) the date on which all obligations under the Term Margin Loan Agreement and Bridge Margin Loan Agreement are discharged in full and (ii) the date on which all of the collateral under the Term Margin Loan Agreement and Bridge Margin Loan Agreement is released by the Margin Lenders and Bridge Margin Lenders.  The Margin Loan Contingent Floating Rate Options may only be exercised once, in full.  Deutsche Telekom may not exercise its rights under either Margin Loan Contingent Floating Rate Option unless all of Project 6’s obligations under the Term Margin Loan Agreement and Bridge Margin Loan Agreement have been discharged in full.  If an event of default occurs under the Forward Contracts, Deutsche Telekom may not exercise its rights under either Margin Loan Contingent Floating Rate Option unless all of Project 6’s obligations under the Term Margin Loan Agreement, Bridge Margin Loan Agreement and Forward Contracts have been discharged in full.

The Margin Loan Contingent Floating Rate Options can be exercised at an exercise price per share of Common Stock equal to (i) the excess (if any) of (x) the price paid by Deutsche Telekom to purchase any ROFR Shares over (y) the aggregate value of ordinary shares of Alibaba Group Holding Limited pledged as Other Collateral or Bridge Other Collateral to the Margin Lenders or Bridge Margin Lenders under the Term Margin Loan Agreement or Bridge Margin Loan Agreement, as applicable, determined by the average of the daily volume weighted average price per share of such ordinary shares on the principal U.S. national securities exchange on which such shares are listed for trading as reported on Bloomberg L.P. page “BABA US Equity AQR” (or any successor page thereto) or, if not available, by another authoritative source mutually agreed by Project 6 and Deutsche Telekom, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on a day on which the relevant securities exchange is open for trading (a “Trading Day”), for each of the two consecutive Trading Days immediately preceding the date on which Deutsche Telekom delivers the purchase price for any ROFR Shares, divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Margin Loan Contingent Floating Rate Options.

Deutsche Telekom is only entitled to transfer its rights under the Margin Loan Contingent Floating Rate Options to a wholly-owned subsidiary.  Any other pledge, transfer or assignment of rights and obligations requires the consent of both parties to the Margin Loan Contingent Floating Rate Options.

              Also on September 15, 2021, Project 6 and Deutsche Telekom entered into a contingent floating rate option agreement relating to the Forward Contracts (the “Forward Contract Contingent Floating Rate Option”).  The terms of the Forward Contract Contingent Floating Rate Option relating to the Forward Contracts are substantially similar to the Margin Loan Contingent Floating Rate Options described above, except that the exercise price per share of Common Stock under the Forward Contract Contingent Floating Rate Option is equal to (i) the price paid by Deutsche Telekom to purchase any ROFR Shares divided by (ii) the aggregate number of shares of Common Stock that Deutsche Telekom is entitled to purchase pursuant to the Forward Contract Contingent Floating Rate Option. If an event of default occurs under the Forward Contracts, Deutsche Telekom may not exercise its rights under the Forward Contract Contingent Floating Rate Option unless all of Project 6’s obligations under the Term Margin Loan Agreement, Bridge Margin Loan Agreement and Forward Contracts have been discharged in full.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2021

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the Separately
Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	106,291,623 (8.5%)	0	0	106,291,623	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	106,291,623 (8.5%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on October 6, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of October 6, 2020.

(3) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Certain Information Regarding the Claure Parties(4)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(5), (6)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791 (7)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(4) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(5) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(6) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(7) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.